NetVentory Solutions, Inc.
                      8th Floor - 200 South Virginia Street
                                 Reno, NV 89501

                                  May 11, 2010

VIA EDGAR

Scott Anderegg, Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3561
Washington, DC 20549

     Re: NetVentory Solutions, Inc.
         Post-Effective Amendment No. 1 to Form S-1
         Filed March 12, 2010
         Form 10-K for Fiscal Year Ended July 31, 2009
         Filed November 13, 2009, amended April 21, 2010
         File No. 333-153308

Dear Mr. Anderegg:

     In connection with the above captioned filings and the Staff's comments dated April 2, 2010 related thereto, NetVentory Solutions, Inc. (the "Company") hereby acknowledges the following:

     * Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Thank you in advance for your attention to this matter.

                                  Very truly yours,

                                  NETVENTORY SOLUTIONS, INC.


                                  By: /s/ Ronald C. Dela Cruz
                                     -------------------------------------------
                                  Name:  Ronald C. Dela Cruz
                                  Title: President and Director